UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42440

NETCLASS TECHNOLOGY INC

6F, Building A

1188 Wan Rong Road

Shanghai, People’s Republic of China 200436

+86 021-61806588

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

On July 18, 2025, NETCLASS TECHNOLOGY INC (the “Company”) established a wholly-owned subsidiary, NETCLASS INTERNATIONAL PTE. LTD. (the “New Subsidiary”), in Singapore, to support Company’s international business development in AI applications, with a focus on expanding its footprint in Southeast Asia and other global markets. The New Subsidiary will serve as the Company’s primary base for overseas expansion and innovation in AI-driven solutions, particularly in the fields of language proficiency assessment and AI-assisted education.

On July 24, 2025, the Company issued a press release announcing the establishment of the New Subsidiary. The full text of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - NETCLASS TECHNOLOGY INC Establishes Singapore Subsidiary to Drive Global AI Business Expansion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: July 24, 2025	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer

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